
02003823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38211

3-6-02



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN SECURITIES, INC. (D/B/A) SENATE SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 WAll Street
(No. and Street)

KINGSTON (City) NY (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Netter 845 339-7310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON L. MELAMED CPA PC
(Name — *if individual, state last, first, middle name*)

PO BOX 505 (Address) Kerhonkson (City) NY (State) 12446 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Proprietor has $5000.- in Customer Account

Signature

President

Title

Notary Public

Susan A. Morgenroth
Notary Public, State of New York
No. 01MO6064858
Residing in Dutchess County
My Commission Expires October 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 16, 2002


SEC MAIL
PROCESSING
SECTION
RECEIVED
MAR 01 2002
143
WASH., D.C.

R.M.N. Securities, Inc.
D/b/a/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2001 and the related statements of revenue, expenses, and changes in retained earnings for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

An evaluation of internal control was not made as the sole shareholder performed all facets of the business himself and had no employees.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2001 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
BALANCE SHEET
AS AT DECEMBER 31, 2001

ASSETS

Current Asset		
Cash - Unrestricted	$ 121,608	
Accounts Receivable	3,204	$ 124,812
Fixed Assets		
Furniture & Equipment	28,651	
Less: Accumulated Depreciation	28,651	
Other Assets		
Security Deposit		77,714
Total Assets		$ 202,526

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 15,000	
Payroll Taxes Payable	1,106	$ 16,106
Stockholders' Equity		
Common Stock	1,000	
Paid-in-Capital	82,612	
Retained Earnings	102,808	186,420
Total Liabilities & Stockholders' Equity		$ 202,526

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

Commission Income		$ 131,062
Cost of Sales:		
Commission Expense	$ 21,342	
Telephone & Data Line	7,241	
License, Fees, Dues & Subscriptions	4,240	32,823
Gross Profit on Sales – 75.0%		98,239
Interest & Dividend Income		6,809
Total Income		105,048
Other Expenses		
Salaries	30,000	
Payroll Taxes	2,367	
Insurance & Bonds	7,190	
Professional Fees	1,050	
Rent	13,666	
Advertising	10,841	
Office Supplies	2,902	
Postage	1,506	
Cleaning & Maintenance	1,116	
Travel	2,983	
Clearing Expense	31,142	
New York State Franchise Tax	100	
Bank Service Charges	36	104,899
Net Income		$ 149

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2001

Retained Earnings 1/1/01	$ 102,659
Income for 2001	149
Retained Earnings 12/31/01	102,808
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/01	$ 186,420

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Balance 1/1/01	$ 123,936
Net Profit From Operations	149
Add Back:	
Increase in Payable	11
Decrease in Accounts Receivable	654
Rounding	1
Subtract:	
Transfer to Deposit Account	3,143
Cash Balance 12/31/01	$ 121,608

See Accountant's Report

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2001

1)	Ownership Equity		$ 186,420
2)	Total From Below	15,000	
3)	Additional Charges – Excess Clearing Deposit	25,300	
4)	Haircut	2,273	
5)	Total Deductions		42,573
6)	Tentative Net Capital		143,847

Payables - $15,000

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

   The company reports on the accrual method of accounting.

2. Depreciation

   The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2001

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.